

Mail Stop 3030

February 24, 2010

Mr. Christopher J. Eperjesy
Vice President – Finance, Chief Financial Officer and Treasurer
Twin Disc, Inc.
1328 Racine Street
Racine, WI 53403

> **Re:** **Twin Disc, Inc.**
> **Form 10-K for the Fiscal Year Ended June 30, 2009**
> **Filed September 11, 2009**
> **File No. 001-07635**

Dear Mr. Eperjesy:

We have reviewed your response dated February 10, 20010 and have the following additional comments. Where indicated, we think you should revise your documents in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended June 30, 2009

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 12

Critical Accounting Policies, page 21

1.   We note your response to prior comment 5. We continue to request that you revise this disclosure in future filings to explain the specific reasons why management believes revenue recognition is a critical accounting estimate. In this regard, we note your statement that you assess whether the sales price is subject to refund or adjustment. In order to give investors greater insight into the significance of such assessments, please revise future filings to explain the nature of any refunds or adjustments you provide to customers and discuss how such refunds or adjustments could impact your results of operations.

Item 11. Executive Compensation, page 30

2.   We note your response to prior comment 2 that you will describe in more detail the sample of companies used to target total compensation and further note your reference to Compliance & Disclosure Interpretations, Regulation S-K, Question 118.05. Based on your disclosure and response that you "establish" and "target" total compensation levels at specific levels, it appears that you are "benchmarking" and not using the compensation data for a more general purpose. Please confirm that in future filings you will identify all component companies.

3.   We note your response to prior comment 9 and reissue the comment. Reconcile your disclosure under the "Base Salary" heading concerning FY2009 percentage increases for each executive officer with the salary figures of FY2008 and FY2009 provided in the summary compensation table. Please show your calculations.

4.   We note your response to prior comment 10. Please confirm that in future filings, as applicable, you will disclose the substance of your response to this comment to clarify how financial performance and individual accomplishments impact base salary determinations in years when a compensation consultant is engaged as well as in years when a compensation consultant is not retained.

        As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Lynn Dicker, Staff Accountant, at (202) 551-3616 or me at (202) 551-3643 if you have questions regarding comments on the financial statements and related matters. Please contact Joseph McCann, Staff Attorney, at (202) 551-6262, or Daniel Morris, Special Counsel, at (202) 551-3314 if you have questions on any other comments. In this regard, do not hesitate to contact me or Martin James, Senior Assistant Chief Accountant, at (202) 551-3671 with any questions.

Sincerely,

Kevin L. Vaughn
Accounting Branch Chief